UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

02128L106

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,247,737(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,247,737(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,247,737(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%*
14.	TYPE OF REPORTING PERSON HC

*	Based on (i) 30,018,502 shares of common stock, par value $0.0001 (the “Common Stock”), of Alta Equipment Group Inc. (the “Issuer”) outstanding as of November 9, 2020 as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2020 (the “10-Q”), plus (ii) 1,399,420 shares of Common Stock issuable upon exercise of the Warrants (as defined herein).
(1)	Includes (A) (i) 4,678,840 shares of Common Stock held directly by B. Riley Securities, Inc. (“BRS”) and (ii) 1,169,477 shares of Common Stock held directly by BRC Partners Opportunity Fund, L.P. (“BRPLP”) and (B) 1,399,420 shares of Common Stock which may be purchased by exercising Warrants, including (i) 206,250 Warrants held by B. Riley Principal Sponsor Co., LLC (the “Sponsor”), (ii) 505,045 Warrants held by BRS and (iii) 688,125 Warrants held by BRPLP.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,602(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,602(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,602(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14.	TYPE OF REPORTING PERSON IA

*	Based on (i) 30,018,502 shares of Common Stock of the Issuer outstanding as of November 9, 2020 as reported by the Issuer on the 10-Q, plus (ii) 688,125 shares of Common Stock issuable upon the exercise of the Warrants.
(1)	Includes (A) 1,169,477 shares of Common Stock held directly by BRPLP and (B) 688,125 shares of Common Stock which may be purchased by exercising Warrants held by BRPLP.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,602(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,602(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,602(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14.	TYPE OF REPORTING PERSON OO

*	Based on (i) 30,018,502 shares of Common Stock of the Issuer outstanding as of November 9, 2020 as reported by the Issuer on the 10-Q, plus (ii) 688,125 shares of Common Stock issuable upon the exercise of the Warrants.
(1)	Includes (A) 1,169,477 shares of Common Stock held directly by BRPLP and (B) 688,125 shares of Common Stock which may be purchased by exercising Warrants held by BRPLP.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,602(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,602(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,602(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14.	TYPE OF REPORTING PERSON PN

*	Based on (i) 30,018,502 shares of Common Stock of the Issuer outstanding as of November 9, 2020 as reported by the Issuer on the 10-Q, plus (ii) 688,125 shares of Common Stock issuable upon the exercise of the Warrants.
(1)	Includes (A) 1,169,477 shares of Common Stock held directly by BRPLP and (B) 688,125 shares of Common Stock which may be purchased by exercising Warrants held by BRPLP.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,250(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,250(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14.	TYPE OF REPORTING PERSON OO

*	Based on (i) 30,018,502 shares of Common Stock of the Issuer outstanding as of November 9, 2020 as reported by the Issuer on the 10-Q, plus (ii) 206,250 shares of Common Stock issuable upon the exercise of the Warrants.
(1)	Includes 206,250 shares of Common Stock which may be purchased by exercising Warrants held by the Sponsor.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,183,885(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,183,885(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,885(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14.	TYPE OF REPORTING PERSON BD

*	Based on (i) 30,018,502 shares of Common Stock of the Issuer outstanding as of November 9, 2020 as reported by the Issuer on the 10-Q, plus (ii) 505,045 shares of Common Stock issuable upon the exercise of the Warrants.
(1)	Includes (A) (i) 1,860,461 shares of Common Stock originally held directly by the Sponsor, (ii) 2,600,000 shares of Common Stock originally held directly by BRPI and (iii) 218,379 shares of Common Stock originally held directly by BRS and (B) 505,045 shares of Common Stock which may be purchased by exercising warrants held by BRS.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Principal Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,250(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,250(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14.	TYPE OF REPORTING PERSON OO

*	Based on (i) 30,018,502 shares of Common Stock of the Issuer outstanding as of November 9, 2020 as reported by the Issuer on the 10-Q, plus (ii) 206,250 shares of Common Stock issuable upon the exercise of the Warrants.
(1)	Includes 206,250 shares of Common Stock which may be purchased by exercising Warrants held by the Sponsor.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 235,784
	8	SHARED VOTING POWER 7,247,737(1)
	9	SOLE DISPOSITIVE POWER 235,784
	10	SHARED DISPOSITIVE POWER 7,247,737(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,483,521(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%*
14.	TYPE OF REPORTING PERSON IN

*	Based on (i) 30,018,502 shares of Common Stock of the Issuer outstanding as of November 9, 2020 as reported by the Issuer on the 10-Q, plus (ii) 1,399,420 shares of Common Stock issuable upon the exercise of the Warrants.
(1)	Includes (A) (i) 235,784 shares of Common Stock that may be deemed to be indirectly beneficially owned by Bryant R. Riley, (ii) 4,678,840 shares of Common Stock held directly by BRS and (iii) 1,169,477 shares of Common Stock held directly by BRPLP and (B) 1,399,420 shares of Common Stock which may be purchased by exercising Warrants, including (i) 206,250 warrants held by the Sponsor, (ii) 505,045 warrants held by BRS, and (iii) 688,125 warrants held by BRPLP.

END OF COVER PAGES

This Amendment No. 5 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019, as amended by Amendment No. 1 and Amendment No. 2 filed on February 24, 2020, Amendment No. 3 filed on March 3, 2020 and Amendment No. 4 filed on March 17, 2020 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Alta Equipment Group Inc., a Delaware corporation (the “Issuer or “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b)(c)(f) This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(3)	B. Riley Principal Sponsor Co., LLC (the “Sponsor”) is a Delaware limited liability company owned and controlled by BRPI and BRF, formed solely for the purpose of investing in securities of the Issuer.

(4)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(5)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(6)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(7)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(8)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF and he is a citizen of the United States of America.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 4:

Warrant Amendment and Exchange

As reported in the Current Report on Form 8-K filed by the Issuer with the SEC on March 3, 2021 (the “Form 8-K”), on March 3, 2021, the Issuer (f/k/a B. Riley Principal Merger Corp. (“BRPM”)) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), entered into Amendment No. 1 (the “Warrant Amendment”) to the warrant agreement, dated as of April 8, 2019 (the “Warrant Agreement”), by and between BRPM and the Warrant Agent. The Warrant Amendment amends the Warrant Agreement to provide for the mandatory exchange (the “Exchange”) of the Issuer’s outstanding warrants (the “Warrants”) for shares of the Issuer’s common stock (the “Warrant Shares”) at an exchange ratio of 0.263 shares of common stock per Warrant. Pursuant to Section 9.8 of the Warrant Agreement, the Warrant Agreement may be amended with the written consent of the registered holders of 50% of the number of the then outstanding Public Warrants (as defined therein) and, solely with respect to any amendment to the terms of the Private Placement Warrants (as defined therein), 50% of the number of the then outstanding Private Placement Warrants. On March 2, 2021, the Issuer received written consents from the holders of the requisite amounts of the outstanding Warrants, including BRPLP, BRS and the Sponsor (the “Warrant Holders”), to approve the Warrant Amendment. The Exchange will not become effective until the twentieth calendar day (the “Effective Date”) following the mailing of the Schedule 14C Information Statement, to be filed by the Issuer with the SEC, to the holders of the Warrants. Upon consummation of the Exchange, the Issuer will issue approximately 2,279,880 Warrant Shares in exchange for the 8,668,746 Warrants outstanding on the Effective Date, including approximately 368,047 Warrant Shares to the Warrant Holders in exchange for their 1,399,420 Warrants.

The forgoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment which is attached hereto as exhibit 1 and incorporated by reference herein.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D, and Annex I are hereby amended and restated in its entirety as follows:

(a)	and (b)

1.	As of the date hereof, BRPLP beneficially owns directly 1,169,477 shares of Common Stock and 688,125 Warrants, representing 6.0% of the Issuer’s Common Stock, after giving effect to the issuance of 688,125 shares of Common Stock underlying Warrants. As of the date hereof, BRS beneficially owns directly 4,678,840 shares of Common Stock and 505,045 Warrants, representing 17.0% of the Issuer’s Common Stock, after giving effect to the issuance of 505,045 shares of Common Stock underlying Warrants. As of the date hereof, the Sponsor beneficially owns directly 206,250 Warrants, representing 0.7% of the Issuer’s Common Stock, after giving effect to the issuance of 206,250 shares of Common Stock underlying Warrants.

2.

BRPI is the sole member of the Sponsor and is a wholly-owned subsidiary of BRF. As a result, BRF may be deemed to indirectly beneficially own the Warrants held by BRPI, and BRF and BRPI may be deemed to indirectly beneficially own the Warrants held by the Sponsor.

3.

BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares and the Warrants held by BRPLP.

4.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares and the Warrants held by BRS.
5.

Bryant R. Riley may be deemed to indirectly beneficially own 235,784 shares of Common Stock representing 0.8% of the Issuer’s Common Stock, of which (i) 211,174 shares are held jointly with his wife, Carleen Riley, and (ii) 24,610 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also be deemed to indirectly beneficially own the 7,247,737 shares of Common Stock, representing 23.1% of the Issuer’s Common Stock, outstanding or issuable upon the exercise of the Warrants held directly by BRPLP, BRS or the Sponsor in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRPLP, BRS or the Sponsor, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIALTO BE FILED AS EXHIBITS.

Exhibit No.	Description
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY PRINCIPAL SPONSOR CO., LLC

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Chief Operating Officer and Chief Financial Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

By:	/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher[1] Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman[2] Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin[3] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[4] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Thomas J. Kelleher directly owned 20,000 shares of Common Stock. The aggregate purchase price of the 20,000 shares of Common Stock that were purchased by Thomas J. Kelleher with personal funds is approximately $204,976. Thomas J. Kelleher has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[2]	As of the date hereof, Daniel Shribman directly owned 59,393 shares of Common Stock. The aggregate purchase price of the 59,393 shares of Common Stock that were purchased by Daniel Shribman with personal funds is approximately $605,650. Daniel Shribman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[3]	As of the date hereof, Robert L. Antin directly owned 54,025 shares of Common Stock. The aggregate purchase price of the 54,025 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $411,342. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[4]	As of the date hereof, Robert D’Agostino directly owned 38,536 shares of Common Stock. The aggregate purchase price of the 38,536 shares of Common Stock that were purchased by Robert D’Agostino with personal funds is approximately $300,754. Robert D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.